September 29, 2020

The Alger Institutional Funds

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, LLC (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the share classes of each series (each, a “Fund”) of The Alger Institutional Funds (the “Trust”) listed on Schedule A for the time period indicated. FAM will waive its fees and/or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expense on short sales, borrowing costs, interest, taxes, brokerage and extraordinary expenses.

FAM understands and intends that the Trust will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes.

This Agreement may only be amended or terminated prior to its expiration date by agreement between FAM and the Trust’s Board of Trustees, and will terminate automatically in the event of termination of the Investment Advisory Agreement between FAM and the Trust, on behalf of each Fund. Subject to the expense limitation indicated, FAM may, during the two-year term of the expense reimbursement contract, recoup any expenses waived or reimbursed pursuant to the expense reimbursement contract to the extent that such recoupment would not cause the expense ratio to exceed the lesser of the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, LLC

/s/ Tina Payne
By:	Tina Payne, SVP, CCO, General Counsel

Accepted by:

The Alger Institutional Funds

/s/ Tina Payne
By:	Tina Payne, Secretary

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period
Alger Focus Equity Fund	Y	October 31	0.58%	February 28, 2021 – February 28, 2023
Alger Focus Equity Fund	Z	October 31	0.63%	February 28, 2021 – February 28, 2023
Alger Small Cap Growth Institutional Fund	Z-2	October 31	0.99%	February 28, 2021 – February 28, 2023
Alger Capital Appreciation Institutional Fund	Y	October 31	0.75%	February 28, 2021 – February 28, 2023
Alger Capital Appreciation Institutional Fund	Z-2	October 31	0.85%	February 28, 2021 – February 28, 2023
Alger Mid Cap Growth Institutional Fund	Z-2	October 31	0.99%	February 28, 2021 – February 28, 2023

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